EXHIBIT 99.1

Student Transportation Inc. CEO to Appear on Fox Business Network

Discussing New Vision for Student Transportation Inc.

WALL, N.J., Aug. 20, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), North America's most trusted provider of school bus transportation and management services, announced today that its Chairman and CEO Denis Gallagher will appear on Fox Business Network's Countdown to the Closing Bell with Liz Claman today during the 3pm to 4pm ET program to discuss the $24 billion U.S. school bus transportation industry, STI's new vision and role as a leader in the industry. Mr. Gallagher will also highlight STI's pioneering efforts with domestic cleaner alternative fuel vehicles, innovative on-board technology and more which make it a very exciting time for the company.

"This is a great opportunity to continue to share our story. Kids are going back to school and it is also close to us reporting our results for fiscal year 2015, which ended June 30," stated Mr. Gallagher. "As is customary, we will report our year end results in mid September which will be in line with expectations as we have previously stated. Our new fiscal year, which began in July, is off to a great start. We are lowering costs with new technologies that we anticipate will lead to margin improvement for the new year. We understand world economic conditions continue to impact the financial markets and the economy and it seems even more so in August when the market is slow.

"We are seeing some significant savings in lower fuel cost this year along with the increased use of cleaner, low-cost alternative fuels. Our revenues and growth are solid and our financial and operational performance this year is expected to be at our highest levels. We often get questions about our dividend policy which has been the hallmark of our success for over ten years. Our 127th consecutive dividend was paid earlier this week and was our first in U.S. dollars which actually could be viewed as a dividend increase for Canadian shareholders due to the lower Canadian dollar. Our Board will soon be approving the next quarter dividend which is our usual policy. Dividends are paid out of free cash flow and not based on share price.

"These are just some of the messages that I am glad to talk about. Our share price today is certainly not indicative of our performance to date and nor the expectations we have for the new fiscal year. This is a simple but solid business and recession resistant as we have seen over the years. Just four months ago we were at a 52 week high on the TSX and since that time we have reduced debt by $63 million and improved our operations for the new year. We have filed with regulators to allow us to acquire additional shares by amending our normal course issuer bid to increase the amount of common shares that can be repurchased. This allows us to take advantage of an opportunity to buy back shares at a time when we believe that the trading price of our shares is significantly below the intrinsic value based on the fundamentals of our business. We have never been more confident in our business and the outstanding service our 14,000 employees provide to over 1.2 million students who ride our vehicles each school day. These are exciting times for our company."

Countdown to the Closing Bell with Liz Claman airs weekdays from 3pm to 4pm ET on Fox Business Network. The show focuses on the final hour of trading on Wall Street and features discussions with prominent business and investment leaders.

The interview will be archived and can be viewed on the Fox Business Network website as well as STI's website at www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, STI is North America's most trusted provider of school bus transportation and management services, operating more than 12,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720
         dcoupe@ridesta.com